Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our operating and financial review and prospects together with our unaudited combined consolidated financial statements included in Exhibit 99-1 of this Report and with our discussion of our operating and financial review and prospects appearing under Item 5 “Operating and Financial Review and Prospects” together with our consolidated financial statements included in Item 18 in this annual report in our annual report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2026. The following discussion and analysis contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors, including, but not limited to, those under Item 3. D “Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2026.

In this section, the "Company", “we,” “us,” “our” and “Rezolve” refer to Rezolve AI plc and its subsidiaries.

Overview

We provide cloud-based software, information-technology services, and customer-engagement, loyalty and commerce platforms. The following discussion addresses material changes in results and liquidity for the six months ended June 30, 2026 compared with the prior-year period.

On February 10, 2026, we completed the acquisition of all of the issued share capital of Reward Loyalty UK Limited (“Reward”) for approximately $228.6 million. Reward develops and operates customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners.

Components of our Results of Operations

Revenues

We generate revenue across our four lines of business, as further described below. Revenue is recognized in accordance with the nature of the products and services provided within each line of business.

•
Brain Commerce: Our Brain Commerce line of business provides products and services (primarily subscription-based SaaS offerings) that enable businesses and enterprises to create, manage, execute, measure, monetize and optimize customer experiences through the delivery of personalized, human-like shopping experiences with AI-first conversational commerce and product discovery solutions.
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Enterprise Services: Our Enterprise Services line of business provides information technology services (primarily on a cost-plus basis), intelligent business solutions and analytics to assist businesses in leveraging insights for strategic decision-making and to fulfill both their local and global information technology needs.
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Brain Checkout: Our Brain Checkout line of business provides products and services that enable businesses and enterprises to deliver faster, smarter checkout experiences with conversational cart management, crypto-ready payments, and seamless curbside or in-store pickup.
•
Loyalty: Our Loyalty line of business develop and operate customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners.

Our continuing strategy focuses on providing a technology platform to merchants in order to facilitate outreach to consumers. Conversational commerce provides customers with the best possible sales interaction allowing merchants to generate incremental revenue through an exceptional user experience. Merchants are billed on a monthly basis for the services rendered.

Revenue generated from cloud-based software solutions, include the SaaS (software as a service) products such as the following:

•
search experience tools that allow vendors to identify shopper intent and context, and provide high quality-search results to consumers searching for products on eCommerce channels, including configuration and ongoing technical support services.
•
geofencing software that allows vendors to track a customer's location when placing online orders for in-person pickup, including configuration and ongoing technical support services.

These cloud-based software solutions are sold to customers through hosting arrangements, whereby we run the software applications on our own platforms. Access to these platforms are provided to customers on either a consumption or subscription basis and generally have contract terms longer than a year. Revenues related to cloud-based software solutions provided on a consumption basis are recognized when the customer utilizes the cloud-based software solutions, based on the quantity consumed. Revenues related to cloud-based software solutions provided on a subscription basis are recognized ratably over the contract term as the customer receives and consumes the benefits of the cloud-based software solutions. Usage-based fees earned in exchange for the use of the Company’s software licenses and subscription services in excess of committed usage are recognized in the period when usage occurs.

The Company may receive upfront, non-refundable consideration at which time the performance obligation has not yet been satisfied and will only be satisfied over time (over the duration of the contract term). This upfront, non-refundable consideration (deferred revenue) is recognized as revenue over time as the performance obligation is satisfied. The deferred revenue balance of $33.2 million at June 30, 2026 and $46.5 million at December 31, 2025 resulted from upfront payments received from contracts with customers for SaaS products and contracts with customers for geofencing software. The customer contracts generating this upfront revenue were acquired through acquisitions completed during year ended December 31, 2025 and during the six months ended June 30, 2026.

Revenue related to configuration and ongoing technical support services are recognized ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenues from the sale of professional services include information technology ("IT") and information technology enabled services. The Company provides professional services, which include project managers, specialists and engineers, recommending, designing and implementing IT solutions. The Company is primarily responsible for the fulfillment and acceptability of the professional services and has control over how to provide the requested services. As a result, the Company is the principal, and professional services revenue is recognized on a gross basis ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenue generated from developing and operating customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners, include the following:

•
Retail transactions within loyalty programs - this revenue stream comprises commissions generated by the Company through transactions within the programs run by the Company. This revenue is recognized at the transaction date in the period to which it relates. The revenue comprises the invoiced value of the services supplied by the Company, exclusive of sales tax, such as valued added tax ("VAT") and trade discounts.
•
Platform fees for managing loyalty programs – this revenue stream comprises fees earned by the Company from setting up, hosting and maintaining loyalty programs for external parties. Revenue is recognized based over the term of the arrangement. Therefore, the Company’s performance obligation is to host the platform, providing regular updates, product support and enhancements when necessary. The customers simultaneously receive and consume the benefits of these services.
•
Technology customization and R-Insights fees – The Company’s technology customization revenue stream comprises fees earned by the Company for completing specialized projects to develop new loyalty platforms, principally for financial institutions. The R-insights revenue stream comprises fees earned by the Company for completing tailored data analysis projects that deliver clients specific information regarding their customers’ spending behaviors and the wider economic environment in which they operate. The projects are contracted on a fixed fee basis with the associated revenue being recognized based on the stage of completion of the project. The Company have assessed that the stage of completion is the delivered proportion of the total scope expected for the project and this is an appropriate measure of progress towards satisfying the project’s performance conditions. Any such assessments are reviewed on a regular basis.

The Company also continues earns revenue from commission from sales of football tickets for La Liga in Spain through its platform technology. La Liga pays a commission for each football ticket sold through our platform technology. Revenue is recognized in accordance at the point in time when a football ticket is sold on our platform technology.

Operating Expenses

Operating expenses consist of cost of revenues, employee benefit expenses, consultancy expense, sales and marketing expenses, business development expenses, general and administrative expenses, and depreciation and amortization.

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Cost of revenue: Our cost of revenues consists primarily of expenses incurred directly in relation to the earning of revenue such as payroll and benefits for employees and consultants performing professional services and partner’s fees.
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Sales and marketing expenses: Costs primarily consist of advertising and publicity expenses, consulting fees as well as salaries, pension contributions and share-based compensation for sales and marketing employees.

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General and administrative expenses: Costs consist primarily of finance, legal, listing and other non-specific costs as well as salaries, pension contributions, share-based compensation for employees and nonrecurring share-based payments for non-employees. General and administrative also consists of payments made to developers who contract with Rezolve and fees and share-based compensation for directors.
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Research and development expenses: Research and development expenses consist primarily of employee-related costs, including salaries, bonuses and benefits for our employees associated with research and development related activities. Research and development expenses also include cloud infrastructure costs related to our research and development efforts and third-party system integration partners.
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Depreciation and amortization expenses: primarily consists of amortization of software and acquired information technology intangible assets as well as depreciation of fixed tangible assets.
•
Other operating (income)/expense, net: consists primarily of proceeds from sales of SQD tokens to third parties and employees. These amounts were partially offset by related operating expenses associated with such activities.

Interest expense

Interest expense consists primarily of costs associated with short term and long term debt.

Other (expense)/income

Other (expense)/income includes impairment losses and foreign exchange gains and losses. Foreign exchange gains and losses primarily consists of the revaluation of transactions and local currency bank ledger balances not denominated in U.S. dollars.

Income Taxes

Income tax benefit consists primarily of the realization of a deferred tax liability, net of current income taxes payable related to the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate.

Results of Operations for six months ended June 30, 2026 and 2025

The following tables set forth our consolidated statements of operations for the six months ended June 30, 2026 and 2025 in USD'000:

	Six months ended June 30,
	2026	2025
Revenue	$130,788	$6,317
Operating expenses/(income)
Cost of revenue	66,844	276
Sales and marketing expenses	19,785	3,620
General and administrative expenses	118,793	30,786
Depreciation and amortization expenses	20,433	1,551
Research and development expenses	19,942	2,478
Other operating (income)/expense, net	13,073	31
Total operating expenses	$258,870	$38,742
Operating loss	(128,082)	(32,425)
Other (expense)/income
Interest expense	(9,182)	(2,110)
(Loss)/gain on derivatives	2,881	(1,521)
Loss on extinguishment	719	(27,183)
Gain on revaluation of financial asset	4	5,711
Loss on revaluation of contingent consideration	(3,845)	—
Impairment loss	(5,575)	—
Other non-operating income, net	(889)	170
Total other expenses, net	$(15,887)	$(24,933)
Loss before taxes	(143,969)	(57,358)
Provision for income taxes	4,491	(494)
Net loss for the period	$(139,478)	$(57,852)

Comparison of the six months ended June 30, 2026 and 2025

Revenues

The following shows total revenue for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025 in USD'000:

	Six months ended June 30,		Change
	2026	2025	$	%
Revenue	$130,788	$6,317	$124,471	1970	%

Revenue increased to $130.8 million for the six months ended June 30, 2026 from $6.3 million for the six months ended June 30, 2025. Growth was broad-based across the Company’s geographic regions and principal revenue streams, including cloud-based software, search and discovery, geofencing and loyalty-platform revenues. The periods are not directly comparable because the scope of the Company’s consolidated operations expanded after June 30, 2025 primarily due to the acquisitions of Crownpeak and Reward.

Operating Expenses

The following shows operating expenses for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025 in USD'000:

	Six months ended June 30,		Change
	2026	2025	$	%
Operating expenses
Cost of revenue	$66,844	$276	$66,568	24,119%
Sales and marketing expenses	19,785	3,620	16,165	447%
General and administrative expenses	118,793	30,786	88,007	286%
Depreciation and amortization expenses	20,433	1,551	18,882	1,217%
Research and development expenses	19,942	2,478	17,464	705%
Other operating (income)/expense, net	13,073	31	13,042	42,071%
Total operating expenses	$258,870	$38,742	$220,128

Percentages have been rounded for presentation purposes and may differ from unrounded results.

Cost of Revenues

Cost of revenues increased to $66.8 million for the six months ended June 30, 2026 from $0.3 million for the six months ended June 30, 2025. The increase was primarily attributable to higher sales volumes during six months ended June 30, 2026, which resulted in increased direct costs associated with generating revenue in the Brain Commerce, Enterprise Services and Loyalty lines of business. These costs consisted principally of payroll and employee benefits for personnel and consultants providing professional services, as well as fees incurred under platform and services agreements.

Sales and Marketing Expenses

Sales and marketing expenses increased by $16.2 million, for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The increase reflected higher advertising and promotional expenses, as well as increased salaries, benefits and share-based compensation as sales and marketing activities and personnel expanded. The acquisitions of Crownpeak and Reward also contributed to this increase.

General and Administrative Expenses

General and administrative expenses increased by $88.0 million for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The increase primarily reflected share-based compensation associated with 16,444,648 share options granted during the period, together with higher salaries, benefits and cloud-service costs. These increases were also driven by business growth and the impact of the Crownpeak and Reward acquisitions which expanded our operations and related personnel.

Research and Development Expenses

Research and Development expenses increased by $17.5 million for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 primarily reflecting increased post-development and other information-technology operating costs across the

Brain Commerce, Brain Checkout and Loyalty lines of business. The acquisitions of Crownpeak and Reward also contributed to this increase.

Other operating (income)/expense

Other operating expenses, increased by $13.0 million for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The increase was primarily attributable to a spend contractually required under a commercial agreement with Google Cloud EMEA Ltd (“Google”). On November 20, 2024, the Company announced that it entered into a commercial agreement with Google Cloud EMEA Ltd (“Google”). Through this collaboration, Google will resell Rezolve AI’s Brain Suite. The Company is committed to spend $10.0 million to purchase eligible services and offerings from Google over the next 3 years.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased from $1.6 million for the six months ended June 30, 2025 to $20.4 million for the six months ended June 30, 2026. This was primarily due to the increase in amortization expense recognized on intangible assets primarily related to the Crownpeak and Reward acquisitions.

Other (expense)/income

The following shows interest expense and other (expense)/income for the six months ended June 30, 2026 , as compared to the six months ended June 30, 2025 in USD'000:

	Six months ended June 30,		Change
	2026	2025	$	%
Other (expense) income
Interest expense	$(9,182)	$(2,110)	$(7,072)	335%
Gain/(loss) on derivatives	2,881	(1,521)	4,402	(289)%
Gain/(loss) on extinguishment	719	(27,183)	27,902	(103)%
Gain on revaluation of financial asset	4	5,711	(5,707)	100%
Loss on revaluation of contingent consideration	(3,845)	—	(3,845)	100%
Impairment loss	(5,575)	—	(5,575)	100%
Other non-operating (expense) income, net	(889)	170	(1,059)	(623)%
Total other expenses, net	$(15,887)	$(24,933)	$9,046

Interest expense increased by $7.1 million for the six months ended June 30, 2026, as compared to the six months ended June 30, 2025 primarily reflecting interest on the Company’s term loan and promissory notes. The term loan bears interest at Term SOFR plus 5.50% and matures on December 31, 2026. The promissory notes bear interest at 10% and mature in 2027.

During the six months ended June 30, 2025, the loss on derivatives was due to the remeasurement of derivative liabilities at fair value through profit and loss. These derivative liabilities were related to conversion features embedded in promissory notes held by investors Cohen & Company Financial Management LLC, J.V.B. Financial Group and Northlands Securities. As of June 30, 2026, the conversion features had expired and had not been exercised, which resulted in a gain of $2.9 million during the six months ended June 30, 2026.

The decrease in the loss extinguishment is due to a loss on extinguishment of $27.1 million related to to the conversion of outstanding convertible notes during the six months ended June 30, 2025 as compared to no material losses on extinguishment of debt during the six months ended June 30, 2026.

The $3.8 million loss on revaluation of contingent consideration reflected changes in the fair value of business-combination-related liabilities, which we are required under US GAAP to remeasure each reporting period until the contingencies are resolved.

During the six months ended June 30, 2026, the market price of the SQD token experienced a significant decline, which we determined to be a triggering event requiring an interim impairment assessment. The SQD tokens were written down to the lowest observable market price during the reporting period. As a result, we recognized an impairment charge of $5.6 million in the combined consolidated statements of operations for the six months ended June 30, 2026.

Non-GAAP financial measures

Annual Recurring Revenue

The Company uses certain non-GAAP financial measures, which include Annual Recurring Revenue (ARR) or “ARR exit rate”, as we believe this measure can provide meaningful information regarding our operating performance. This non-GAAP measures should be evaluated in addition to and not as a substitute for our financial results presented in accordance with U.S. GAAP.

Annual Recurring Revenue (“ARR”) is a non-GAAP operating metric that represents the annualized value of recurring subscription and contract revenue under customer agreements in effect at the measurement date. A contract is included in ARR for an applicable period if it is active at the end of that applicable period and is excluded if it is not active at the end of that applicable period. This measure includes revenue from subscription contracts as well as recurring professional services agreements. While ARR represents the annualized revenue the Company would expect to receive from customers assuming no increases or reductions in contractual arrangements, the measure can be affected by contract start and end dates and should be viewed independently of the Company’s GAAP revenue as ARR is an operating metric and is not intended to be combined with or to replace revenue. ARR is not a forecast of future revenue and does not consider other sources of revenue that are not recurring in nature. ARR does not have a standardized meaning and is not necessarily comparable to similarly titled measures presented by other companies. ARR is forward-looking and differs from GAAP revenue, which is recognized over time in accordance with ASC 606 based on delivery of services. As a result, ARR is not directly reconcilable to GAAP revenue because it includes the value of contracted future revenues that have not yet been recognized and excludes non-recurring and usage-based revenue recognized under GAAP.

EBITDA

EBITDA is a non-GAAP financial measure. We define EBITDA as net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles. EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. Although it is frequently used by investors and securities analysts in their evaluations of companies, EBITDA has limitations as an analytical tool, including:

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EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;
•
EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;
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EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
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EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;
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although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and
•
other companies may calculate EBITDA differently than we do.

We compensate for the inherent limitations associated with using EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of EBITDA and to the most directly comparable GAAP measure, net income (loss).

The table below provides a reconciliation of our net loss to EBITDA (non GAAP) in USD'000:

	Six months ended June 30,
	2026	2025
Net loss	$(139,478)	$(57,852)
Add (subtract)
Interest expense	9,182	2,110
Provision for income tax expense	(4,491)	494
Depreciation and amortization	20,433	1,551
EBITDA (non-GAAP)	$(114,354)	$(53,697)

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as EBITDA adjusted for the items listed below. Although it is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, including:

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;
•
Adjusted EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;
•
Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;
•
although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and
•
other companies may calculate Adjusted EBITDA differently than we do.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of Adjusted EBITDA and to the most directly comparable GAAP measure, net income (loss).

Rezolve believes that the presentation of adjusted EBITDA provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition, results of operations and the valuation of the Company.

Adjusted EBITDA is used by management to understand and track underlying earnings performance by excluding one-time and non-recurring costs. The Company believes it is appropriate to exclude these costs from Adjusted EBITDA as they relate to:

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Unrealized foreign exchange (gain)/loss;
•
Share based compensation related to employees and related parties;
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Loss/(gain) resulting from the remeasurement of derivative assets and derivative liabilities at fair value at the end of each reporting period;
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Loss/(gain) resulting from extinguishment of debt obligations;
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Loss/(gain) resulting from the remeasurement of financial assets carried at fair value;
•
Impairment loss related to the SQD utility tokens;
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Loss on revaluation of contingent consideration;
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Ordinary shares issued in lieu of cash payment for services;
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Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany;
•
Legal costs incurred in connection with the Company’s SPAC transaction;
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Costs related to the demerger of Rezolve Limited;
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Legal and professional cost associated with acquisitions;
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Non recurring termination payments to former employees;
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Loss before tax, depreciation, amortization and impairment losses for the period generated by Subsquid and
•
Costs incurred within business development expenses to close former businesses.

Internally adjusted EBITDA and contribution margins are significant measures used by management for purposes of:

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Supplementing the financial results and forecasts reported to the Company’s board of directors;
•
Evaluating the operating performance of which includes direct and incrementally controllable revenue and costs of operations but excludes items considered by management to be non-cash or non-operating; and
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Establishing internal operating budgets and target.

The table below provides a reconciliation of our net loss to Adjusted EBITDA (non-GAAP) in USD'000:

	Six months ended June 30,
	2026	2025
Net loss	$(139,478)	$(57,852)
Add (subtract)
Interest expense	9,182	2,110
Provision for income tax expense	(4,491)	494
Depreciation and amortization	20,433	1,551
EBITDA (non-GAAP)	$(114,354)	$(53,697)
Add (subtract)
Unrealized foreign exchange loss	5,419	416
Share-based compensation issued to related parties	31,764	6,044
Share-based compensation for employees	9,738	2,341
(Gain)/loss on derivatives	(2,881)	1,521
(Gain)/loss on extinguishment	(719)	27,183
Gain on revaluation of financial asset	(4)	(5,711)
Loss on revaluation of contingent consideration	3,845	—
Impairment loss	5,575	—
Warrants associated with post-combination employment and consulting services	2,479	—
Ordinary shares payable for services	10,000	—
Ordinary shares issued in lieu of cash payment for services	—	222
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	—	876
Legal costs incurred in connection with the Company’s SPAC transaction	—	1,399
Costs related to the demerger of Rezolve Limited	—	518
Legal and professional cost associated with acquisitions	2,260	1,000
Non recurring termination payments to former employees	1,260	—
Loss before tax, depreciation, amortization, and impairment loss for the period generated by Subsquid (1)	13,009	—
Costs incurred within business development expenses to close former businesses	—	151
Adjusted EBITDA (non-GAAP)	$(32,609)	$(17,737)

(1) Represents loss before income taxes, depreciation, amortization and impairment losses attributable to Subsquid for the period presented. On June 19, 2026, the Company sold 100% of its equity interests in Subsquid to Epicurean. Notwithstanding the legal transfer of ownership, the Company determined that it continues to control Subsquid under ASC 810, Consolidation, and, accordingly, continues to consolidate Subsquid in its financial statements. Management excludes Subsquid’s losses from Adjusted EBITDA because it does not consider such losses to be indicative of the Company’s ongoing core operating performance. Management expects the Company’s consolidation of Subsquid, and therefore the recognition of Subsquid’s operating results, to cease following the expiration of the call option and the resulting deconsolidation of Subsquid.

B.
Liquidity and capital resources.

Management has assessed whether they believe there are events or conditions that give rise to doubt the ability of the Company to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements. The assessment includes knowledge of the Company’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation.

The Company’s financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for the foreseeable future.

However, certain conditions and events raise substantial doubt about the Company’s ability to continue as a going concern for a least one year from the date these combined consolidated financial statements are issued.

Management's plans to alleviate the substantial doubt about the Company’s ability to continue as a going concern, as described above, includes the following actions:

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implement the Company's strategy focused on cost savings and operating efficiencies;
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engage in negotiations with lenders to refinance the Company’s existing short-term debt obligations;
•
raise additional capital through debt or equity financings;
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utilize the Company's existing registered at-the-market equity program, which provides substantial available capacity and the ability to raise capital in a flexible and efficient manner;

•
and continue to raise capital through debt and equity financings. The Company has historically been able to raise capital to support its operations; there can be no assurance that such efforts will be successful, however management believes it to be probable. See below for recent equity financings.

The Company has recently raised gross proceeds of $289.9 million from the following transactions:

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On January 20, 2026, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to sell and issue to these investors 62,500,000 Ordinary Shares, par value £0.0001 per share, at an offering price of $4.00 per Ordinary Share, resulting in gross proceeds of $250.0 million, before deducting the placement agent’s fee and offering expenses payable by the Company. The 62,500,000 Ordinary Shares were offered and sold pursuant to an effective registration statement on Form F-3 (Registration No. 333-291842) filed with the U.S. Securities and Exchange Commission and a related prospectus supplement. This offering closed on January 21, 2026. The Company intends to use the net proceeds from the offering for accelerated investment into its sales organization, potential accretive M&A opportunities and general corporate and working capital purposes.
•
As previously disclosed in the Company's financial statements for the year ended December 31, 2025, filed with the SEC on Form 20-F on March 30, 2026, the Company entered into a Controlled Equity Offering Sales Agreement (the “Sales Agreement”). Under the Sales Agreement, the Company may, from time to time, offer and sell Ordinary Shares having an aggregate amount of up to 48,034,860 Ordinary Shares (the “ATM Shares”). As of the time of issuance of these interim combined consolidated financial statements, the Company have sold and issued 13.6 million Ordinary Shares at offering prices ranging from $2.50 to $3.09 per Ordinary Share, resulting in aggregate gross proceeds to the Company of $39.9 million, before deducting the placement agent’s fee and offering expenses paid by the Company.

The following table sets forth the major categories of the debt at June 30, 2026 in USD'000:

	June 30, 2026	December 31, 2025
Short-term debt and other liabilities
Short-term debt	$123,113	$102,143
Short-term debt to related parties	12	12
Ordinary shares payable	73,418	12,060
Convertible promissory notes	427	427
Convertible debt	1,800	1,800
Long-term debt and other liabilities
Long-term debt	30,086	50,092
Total short-term and long-term debt and other liabilities	$228,856	$166,534

Short-term and long-term debt (in USD'000)

	June 30, 2026	December 31, 2025
Short-term debt
Non-Banking Financial Company loan	$87	$108
Monroe debt	102,661	101,540
Promissory notes	20,000	—
Other short-term debt	365	495
Total short-term debt	$123,113	$102,143
Long-term debt
Non-Banking Financial Company loan	$46	$78
Promissory notes	30,000	50,000
Other long-term debt	40	14
Total long-term debt	30,086	50,092

At June 30, 2026, cash and cash equivalents and restricted cash were $100.5 million, available liquidity was $33.2 million, short-term debt was $123.1 million and long-term debt was $30.1 million. See Note 7 to the condensed consolidated combined interim financial statements for additional information, which is incorporated herein by reference.

Cash Flows

The following table summarizes our cash flows for the periods in USD'000:

	Six months ended June 30,
	2026	2025
Net cash used in operating activities	$(91,956)	$(19,810)
Net cash used in investing activities	(152,483)	91
Net cash provided by financing activities	232,513	20,017
Effect of exchange rate changes on cash and cash equivalents	1,359	(171)
Net (decrease) increase in cash and cash equivalents	$(10,567)	$127

Operating Activities

Net cash used in operating activities was $92.0 million for the six months ended June 30, 2026. This was primarily attributable to a net loss of $139.5 million, partially offset by non-cash share-based compensation, interest, derivative and debt-extinguishment items, warrant-related compensation cost, impairment of SQD utility tokens and revaluation of contingent consideration. In addition, non-cash impacts related to warrants issued to the former shareholders of Reward associated with post-combination employment and consulting services.

Net cash used in operating activities was $19.8 million for the six months ended June 30, 2025 which resulted primarily from a net loss of $57.9 million from operating activities, adjusted for non-cash items such as share-based compensation expenses of $8.4 million, losses on extinguishments of debt of $27.3 million, loss on remeasurement of derivatives to fair value of $1.6 million and a gain on the remeasurement of financial assets at fair value of $5.7 million.

Investing Activities

Net cash used in investing activities was $152.5 million for the six months ended June 30, 2026, primarily reflecting net cash paid for business combinations and other digital assets, together with platform-development costs.

Net cash provided by investing activities was $0.1 million for the six months ended June 30, 2025 which resulted primarily from cash acquired in business combinations partially offset by costs incurred to continue the development of our Rezolve platform and related technology.

Financing Activities

Net cash provided by financing activities of $232.5million for the six months ended June 30, 2026 was primarily due to proceeds from the issuance ordinary shares and proceeds from long-term debt partially offset by repayments of debt obligations.

Net cash provided by financing activities of $20.0 million for the six months ended June 30, 2025 was primarily due to proceeds from convertible promissory notes and proceeds from the issuance ordinary shares parties partially offset by repayments of debt obligations to related parties and repayments of advisor loans.

Commitments

See Note 13 to the condensed interim combined consolidated financial statements for information regarding commitments, which is incorporated herein by reference.

Off-Balance Sheet Arrangements

As of June 30, 2026, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

The Rezolve AI plc and Subsidiaries Combined Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing the Rezolve AI plc and Subsidiaries Combined Consolidated Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in the Rezolve AI plc and Subsidiaries Consolidated Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates.

Our significant accounting policies are described in Note 2, “Basis of presentation and summary of significant accounting policies” in the notes to the Rezolve AI plc and Subsidiaries condensed interim combined consolidated for the six months ended June 30, 2026 included in Exhibit 99-1 of this Form 6-K.

Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and could have a material impact on our financial condition or results of operations. We have critical accounting estimates in the areas of the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, capitalized software and share-based compensation. We believe that these accounting policies, as described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we think are the most critical to aid in fully understanding and evaluating our financial condition and results of operations

Revenue recognition

Under ASC 606, the Company determines revenue recognition through the following steps:

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Identifying the contract, or contracts, with the customer: A contract with a customer exists when (1) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (2) the contract has commercial substance and (3) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration;
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Identifying the performance obligations in the contract: Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company applies judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation;
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Determining the transaction price: The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer, net of sales taxes or value-added taxes.
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Allocating the transaction price to performance obligations in the contract: Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). When appropriate, the Company determines SSP based on data points that include the price at which the performance obligation has previously been sold through past transactions on a stand-alone basis, internally approved pricing guidelines and other relevant data points. If there is no observable SSP, it is estimated using judgment and considering all reasonably available information including but not limited to pricing practices, competitor pricing strategies and other observable inputs. When the SSP of a license or subscription and bundled maintenance and support services is highly variable and the contract also includes additional performance obligations with observable SSP, the Company first allocates the transaction price to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price to the license or subscription and bundled maintenance and support services. If applying the residual approach results in zero or very little consideration being allocated to the performance obligation, the Company considers all reasonably available data to determine an appropriate allocation of the transaction price. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation;
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Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services, see below for more information.

For revenue generated from contracts with customers involving another party, the Company evaluates whether it is acting as the principal or the agent in the transaction. This determination requires significant judgment and impacts the amount and timing of revenue recognized. The Company determines whether it is a principal or an agent, which is dependent on whether the Company has control of the specified goods or services before they are transferred to the customer, whether the Company is primarily responsible for fulfillment, whether the Company has inventory risk and whether the Company has latitude in establishing price. Revenues are recognized on a gross basis if the Company is acting in the capacity of a principal and on a net basis if it’s acting in the capacity of an agent.

The Company generates revenues primarily from threesources: (i) subscription-based SaaS offerings under our Brain Commerce platform, (ii) professional services delivered on a cost-plus basis and (iii) developing and operating customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners. These revenues are recognized in line with the nature of the services provided, as described below.

Revenue generated from cloud-based software solutions, include the SaaS (software as a service) products such as the following:

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search experience tools that allow vendors to identify shopper intent and context, and provide high quality-search results to consumers searching for products on eCommerce channels, including configuration and ongoing technical support services.
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geofencing software that allows vendors to track a customer's location when placing online orders for in-person pickup, including configuration and ongoing technical support services.

These cloud-based software solutions are sold to customers through hosting arrangements, whereby we run the software applications on our own platforms. Access to these platforms are provided to customers on either a consumption or subscription basis and generally have contract terms longer than a year. Revenues related to cloud-based software solutions provided on a consumption basis are recognized when the customer utilizes the cloud-based software solutions, based on the quantity consumed. Revenues related to cloud-based software solutions provided on a subscription basis are recognized ratably over the contract term as the customer receives and consumes the benefits of the cloud-based software solutions. Usage-based fees earned in exchange for the use of the Company’s software licenses and subscription services in excess of committed usage are recognized in the period when usage occurs.

The Company may receive upfront, non-refundable consideration at which time the performance obligation has not yet been satisfied and will only be satisfied over time (over the duration of the contract term). This upfront, non-refundable consideration (deferred revenue) is recognized as revenue over time as the performance obligation is satisfied. The deferred revenue balance will be recognized in the period that cloud-based software solutions are utilized or ratably over the contract term as the customer receives and consumes the benefit of the cloud-based software solutions and services, as discussed above.

Revenue related to configuration and ongoing technical support services are recognized ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenues from the sale of professional services include information technology ("IT") and information technology enabled services. The Company provides professional services, which include project managers, specialists and engineers, recommending, designing and implementing IT solutions. The Company is primarily responsible for the fulfillment and acceptability of the professional services and has control over how to provide the requested services. As a result, the Company is the principal, and professional services revenue is recognized on a gross basis ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenue generated from developing and operating customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners, include the following:

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Retail transactions within loyalty programs - this revenue stream comprises commissions generated by the Company through transactions within the programs run by the Company. This revenue is recognized at the transaction date in the period to which it relates. The revenue comprises the invoiced value of the services supplied by the Company, exclusive of sales tax, such as valued added tax ("VAT") and trade discounts.
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Platform fees for managing loyalty programs – this revenue stream comprises fees earned by the Company from setting up, hosting and maintaining loyalty programs for external parties. Revenue is recognized based over the term of the arrangement. Therefore, the Company’s performance obligation is to host the platform, providing regular updates, product support and enhancements when necessary. The customers simultaneously receive and consume the benefits of these services.
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Technology customization and R-Insights fees – The Company’s technology customization revenue stream comprises fees earned by the Company for completing specialized projects to develop new loyalty platforms, principally for financial institutions. The R-insights revenue stream comprises fees earned by the Company for completing tailored data analysis projects that deliver clients specific information regarding their customers’ spending behaviors and the wider economic environment in which they operate. The projects are contracted on a fixed fee basis with the associated revenue being recognized based on the stage of completion of the project. The Company have assessed that the stage of completion is the delivered proportion of the total scope expected for the project and this is an appropriate measure of progress towards satisfying the project’s performance conditions under ASC 606, Revenue from contracts with customers. Any such assessments are reviewed on a regular basis.

The Company also continues earns revenue from commission from sales of football tickets for La Liga in Spain through its platform technology. La Liga pays a commission for each football ticket sold through our platform technology. Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when a football ticket is sold on our platform technology.

Valuation of assets and liabilities

Accounting for business combinations requires significant judgments when allocating the purchase price to the estimated fair values of assets acquired and liabilities assumed at the acquisition date. Determination of fair value involves estimates and assumptions which can be complex. The valuation of certain assets and liabilities requires significant judgment and assumptions such as estimation of future cash flows, discount rates, market data of comparable assets and companies, useful lives among others. While management’s estimates of fair value are based on assumptions that are believed to be reasonable, these assumptions are inherently uncertain as they pertain to forward-looking views of our business and market conditions. The judgments made in this valuation process could materially impact our consolidated financial statements.

Determining the useful life of intangible assets requires management judgment and is based on an evaluation of several factors including estimated design life, information from our research and development department and our overall strategy for the use of the assets. If the useful life of our significant assets changes, this change could impact our operating results.

Deferred income taxes and related valuation allowances

We are subject to income taxes in the United Kingdom and numerous foreign jurisdictions. Significant judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets that are not more likely than not to be realized.

Tax valuation allowances are established to reduce deferred tax assets, such as tax loss carryforwards, to net realizable value. Factors considered in estimating net realizable value include historical results by tax jurisdiction, carryforward periods, income tax strategies and forecasted taxable income.

Capitalized software

Costs incurred internally in researching and developing internal-use software are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software costs are capitalized until the product is ready for its intended use. Judgment is required in determining when technological feasibility of a product is established. The Company has not commenced amortizing the in-development software as it not yet ready for its intended use. The Company reviews internal-use software for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable.

Share-based compensation

We recognize the cost of employee services received in exchange for awards of equity instruments, such as share options (time-vested), based on the fair value of those awards at the date of grant. We use the Black-Scholes-Merton (“Black-Scholes”) option pricing model to estimate the fair value of stock option awards. The Black-Scholes model uses various assumptions to estimate the fair value of stock option awards. These assumptions include the expected term of stock option awards, expected volatility rate, risk-free interest rate and expected dividend yield. While these assumptions do not require significant judgment, as the significant inputs are determined from historical experience or independent third-party sources, changes in these inputs could result in significant changes in the fair value of stock option awards.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 3 to the Rezolve AI plc and Subsidiaries condensed interim combined consolidated for the six months ended June 30, 2026 included in Exhibit 99-1 of this Form 6-K.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have limited interest rate risk. The convertible debt and the convertible promissory notes are non-interest bearing and the accrued interest converts into ordinary shares upon maturity. The short-term Monroe debt has a variable interest rate linked to SOFR (refer to Liquidity and Capital Resources section above).

Foreign currency risk

During the six months ended June 30, 2026, the Company’s revenue was denominated in US Dollar, the Euro (“EUR”), Great British Pounds (“GBP”), Australian Dollars (“AUD”), Polish Zloty (“PLN”), Singapore Dollar (“SGD”) and Indian Rupees (“INR”). Based upon the Company’s level of operations for the six months ended June 30, 2026, a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the six months ended June 30, 2026 by the following in USD'000:

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GBP against the US dollar by $4,748
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EUR against the US dollar by $1,674
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AUD against the US dollar $121
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PLN against the US dollar by $89
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SGD against the US dollar by $89

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INR against the US dollar by $249

During the six months ended June 30, 2025, the Company’s revenue was denominated in the Euro (“EUR”), Australian Dollars (“AUD”), Polish Zloty (“PLN”) and Indian Rupees (“INR”). Based upon the Company’s level of operations for the six months ended June 30, 2025, a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the six months ended June 30, 2025 by the following in USD'000:

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EUR against the US dollar by $15
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AUD against the US dollar $29
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PLN against the US dollar by $19
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INR against the US dollar by $7

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Credit Risk

Cash and cash equivalents, other receivables, and accounts receivable are potentially subject to credit risk concentration. We have not experienced any material losses related to these concentrations during the years presented. We are in the process of spreading deposit risk across a number of financial institutions rated AA+ or AAA.